

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

Via E-mail
Michael Brigante
Chief Financial Officer
Property Management Corporation of America
4174 Old Stockyard Road, Suite F
Marshall, VA 20115

Re: Property Management Corporation of America
Confidential Draft Registration Statement on Form S-1
Submitted March 14, 2014
CIK No. 0001602409

Dear Mr. Brigante:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   We note your disclosure on page 32 that C. Thomas McMillen and Michael T. Brigante meet each of the conditions listed to conduct this offering as set forth in Rule 3a4-1. We also note your disclosure on page 24 that, since May 2013, Mr. McMillen has served on the board of RCS Capital, a holding company engaged in the wholesale broker-dealer, investment banking and capital markets business. Please provide a detailed legal analysis explaining how each of your executive officers meets each of the conditions set forth in Rule 3a4-1.

Prospectus Summary, page 1

4.   Please revise your summary to balance your disclosure with an overview of the most significant risks relating to your business and this offering. For example only, please describe briefly your auditor's opinion that there is substantial doubt about your ability to continue as a going concern. Please also revise to disclose your cumulative net loss.

5.   We note your disclosure that Mr. McMillen and Mr. Brigante have ownership interests in the two properties that you currently manage. Please revise your disclosure to clarify the ownership interests that Mr. McMillen and Mr. Brigante have in these properties and briefly describe these two properties.

Risk Factors, page 5

"We are an "emerging growth company" under the JOBS Act of 2012…," page 10

6.   We note your disclosure in this risk factor that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please revise this risk factor to state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures.

Use of Proceeds, page 13

7.   Please revise your disclosure under this heading to describe what expenses are included under "Working Capital" and to provide greater details as to the approximate amount intended to be used for each such purpose. Please refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 18

8.   Given your auditor's going concern and your disclosure that you will need to raise additional capital to carry out your business plan, please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months. Please revise to disclose an estimate of the amount of capital required to carry out your business plan, how you intend to raise this additional capital and when you intend to raise it. If you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose whether you have identified any potential lenders.

Business, page 21

9.   Please expand to discuss in greater detail your company's plan of operations for the next 12 months and whether your company has sufficient funds to support operations for the next 12 months. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

10.   We note your disclosure on page 21 that you expect to sign management services agreements with other residential and commercial property owners over the next several months. Please tell us the basis for your statement and revise your disclosure, as appropriate. For example, please tell us if you have already located property owners or if you are currently engaged in discussions with property owners with which you expect sign management services agreements.

Our Customers, page 22

11.   We note you indicate that you have management services agreements with two customers. Please refer to Item 601(b)(10) and file these agreements as exhibits or tell us why you are not required to do so.

Employees, page 23

12.   We note your disclosure that your executive officers are employed on a full-time basis. We further note your disclosure on page 24 that Mr. McMillen is currently employed in varying capacities with Washington Capital Advisors LLC, RCS Capital and Fortress America Acquisition Corp. Please revise to disclose the number of hours per week that Mr. McMillen will devote to Property Management Corporation of America. Please also

revise your risk factor section to disclose any conflicts that may arise as a result of employment with several entities, as appropriate.

Management, page 24

13.   Please expand your disclosure to provide the date when Mr. McMillen commenced employment with Washington Capital Advisors LLC and the date Mr. Brigante commenced employment with Somerset Capital Advisors. Please refer to Item 401(e) of Regulation S-K.

14.   We note your disclosure that Mr. McMillen brings in-depth real estate industry knowledge. Please expand your disclosure, here or elsewhere as appropriate, to describe Mr. McMillen's experience in the real estate industry.

15.   We note your disclosure that prior to his position with Complete Wellness Centers, Mr. Brigante served in a variety of senior financial positions with public and private companies. Please revise to describe the senior financial positions and identify the public and private companies with which Mr. Brigante was employed.

Legal Proceedings, page 25

16.   We note your disclosure under this heading that no officer or director has been involved in any bankruptcy petition filed against any business of which such person was an executive officer at the time of bankruptcy or within two years prior to that time. We further note your disclosure on page 24 that Mr. McMillen was Chairman and Co-Chief Executive of Secure America Acquisition Corporation (now Ultimate Escapes, Inc.) from October 2007 to October 2009 and then a director and Vice Chairman when the company filed for Chapter 11 bankruptcy protection in September 2010. Please refer to Item 401(f) of Regulation S-K and revise your disclosure accordingly.

Certain Relationships and Related Party Transactions, page 30

17.   We note your disclosure on page 14 that Mr. McMillen and Mr. Brigante received 9,000,000 shares of common stock valued at a price of $0.0001 per share, or $900 in total. Please revise to disclose under this heading. Please also revise to disclose how the purchase price of $0.0001 per share was determined.

Part II. Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

18.   Please file all required exhibits as promptly as possible. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

19.   Please refer to Item 601 of Regulation S-K and file your Certificate of Incorporation as well as an executed copy of the Secured Promissory Note from Property Management Corporation of America to C. Thomas McMillen.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Spencer Feldman
        Olshan Frome Wolosky LLP
        Via E-mail